# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: XPLR Infrastructure, LP, CIK 0001603145
CUSIP: 65341B106
Title of class of securities: Common Units
Address of issuer's principal executive offices: 700 Universe Boulevard, Juno Beach, Florida (FL), 33408
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002007642

## Reporting persons
- Anchorage Capital Advisors, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,899,310; sole dispositive power 0; shared dispositive power 6,899,310; aggregate amount beneficially owned 6,899,310 (7.3% of the class)
- Anchorage Advisor Holdings Management, L.P.: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,899,310; sole dispositive power 0; shared dispositive power 6,899,310; aggregate amount beneficially owned 6,899,310 (7.3% of the class)
- Anchorage Advisor Holdings GP, L.L.C.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,899,310; sole dispositive power 0; shared dispositive power 6,899,310; aggregate amount beneficially owned 6,899,310 (7.3% of the class)
- Yale Jacob Baron: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,899,310; sole dispositive power 0; shared dispositive power 6,899,310; aggregate amount beneficially owned 6,899,310 (7.3% of the class)
- Thibault Mathieu Gournay: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 6,899,310; sole dispositive power 0; shared dispositive power 6,899,310; aggregate amount beneficially owned 6,899,310 (7.3% of the class)
- Anchorage Opportunities Advisor, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,899,310; sole dispositive power 0; shared dispositive power 6,899,310; aggregate amount beneficially owned 6,899,310 (7.3% of the class)

## Item 1. Issuer
Name of issuer: XPLR Infrastructure, LP
Address of issuer's principal executive offices: 700 Universe Boulevard, Juno Beach, Florida, 33408

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Anchorage Capital Advisors, L.P. ("Capital Advisors");

(ii) Anchorage Advisor Holdings Management, L.P. ("Holdings Management");

(iii) Anchorage Advisor Holdings GP, L.L.C. ("Holdings GP");

(iv) Yale Jacob Baron ("Mr. Baron");

(v) Thibault Mathieu Gournay ("Mr. Gournay"); and

(vi) Anchorage Opportunities Advisor, L.L.C. ("Opportunities Advisor").

This Schedule 13G relates to Common Units held for the accounts of funds managed by Opportunities Advisor. Opportunities Advisor is a relying advisor of Capital Advisors, which is the sole member of Opportunities Advisor. Holdings Management is the majority owner of Capital Advisors. Holdings GP is the sole general partner of each of Capital Advisors and Holdings Management. Mr. Baron and Mr. Gournay are co-managing members of Holdings GP.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.
Citizenship:
(i) Capital Advisors is a Delaware limited partnership;

(ii) Holdings Management is a Delaware limited partnership;

(iii) Holdings GP is a Delaware limited liability company;

(iv) Mr. Baron is a citizen of the United States;

(v) Mr. Gournay is a citizen of France; and

(vi) Opportunities Advisor is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2025, each of the Reporting Persons may be deemed the beneficial owner of 6,899,310 Common Units.
Percent of class: As of December 31, 2025, each of the Reporting Persons may be deemed the beneficial owner of approximately 7.3% of the Common Units outstanding. This percentage is based on 93,966,346 Common Units outstanding as of September 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2025.
Sole power to vote or to direct the vote:
(i) Capital Advisors: 0

(ii) Holdings Management: 0

(iii) Holdings GP: 0

(iv) Mr. Baron: 0

(v) Mr. Gournay: 0

(vi) Opportunities Advisor: 0
Shared power to vote or to direct the vote:
(i) Capital Advisors: 6,899,310

(ii) Holdings Management: 6,899,310

(iii) Holdings GP: 6,899,310

(iv) Mr. Baron: 6,899,310

(v) Mr. Gournay: 6,899,310

(vi) Opportunities Advisor: 6,899,310
Sole power to dispose or to direct the disposition:
(i) Capital Advisors: 0

(ii) Holdings Management: 0

(iii) Holdings GP: 0

(iv) Mr. Baron: 0

(v) Mr. Gournay: 0

(vi) Opportunities Advisor: 0
Shared power to dispose or to direct the disposition:
(i) Capital Advisors: 6,899,310

(ii) Holdings Management: 6,899,310

(iii) Holdings GP: 6,899,310

(iv) Mr. Baron: 6,899,310

(v) Mr. Gournay: 6,899,310

(vi) Opportunities Advisor: 6,899,310

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain funds managed by Opportunities Advisor are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units covered by this Schedule 13G that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated February 17, 2026

## Signatures
- Anchorage Capital Advisors, L.P.: /s/ Robert Dunleavy, Robert Dunleavy, Chief Operating Officer (02/17/2026)
- Anchorage Advisor Holdings Management, L.P.: /s/ Robert Dunleavy, Robert Dunleavy, Chief Operating Officer of Anchorage Advisor Holdings GP, L.L.C., its general partner (02/17/2026)
- Anchorage Advisor Holdings GP, L.L.C.: /s/ Robert Dunleavy, Robert Dunleavy, Chief Operating Officer (02/17/2026)
- Yale Jacob Baron: /s/ Yale Jacob Baron, Yale Jacob Baron (02/17/2026)
- Thibault Mathieu Gournay: /s/ Thibault Mathieu Gournay, Thibault Mathieu Gournay (02/17/2026)
- Anchorage Opportunities Advisor, L.L.C.: /s/ Robert Dunleavy, Robert Dunleavy, Chief Operating Officer of Anchorage Capital Advisors, L.P., its sole member (02/17/2026)